SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

of September 18, 2003

KLM ROYAL DUTCH AIRLINES

(translation of Registrant’s trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [X]

Press Statement
SIGNATURES

Sequential page No.

Press Statement	3
Signatures	4

03/072

Press Statement

AMSTELVEEN, The Netherlands, September 17, 2003 — KLM Royal Dutch Airlines and Air France confirm that detailed discussions between the two companies are taking place in view of an intensive cooperation, concurrently with KLM’s entry into the SkyTeam alliance.

These negotiations are in an advanced stage. However, critical points are still under discussion between the parties and further communication will follow as soon as an agreement is expected to be reached.

AMS/DR/JCH

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: September 18, 2003	By	/s/ R.A. Ruijter

Name: R.A. Ruijter Title: Managing Director & CFO

	By	/s/ J.E.C. de Groot

Name: J.E.C. de Groot Title: SVP & General Secretary a.i